EXHIBIT 99.1





Royal Wolf Holdings Limited

Presentation to Macquarie Securities

2012 Australian Emerging Leaders Conference

Robert Allan, Chief Executive Officer

4th May 2012

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ROYAL WOLF

AGENDA

1. Royal Wolf's Business

2. Our markets at a glance

3. Strong financial profile with leading returns underpinned by long asset lives

4. Future Growth Strategy

5. Consolidated Profit and Loss

6. Summary

7. Attachments – Historical financial and operational data, lease revenue per employee, revenue by sector and industry, Disclaimer

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ROYAL WOLF

THE BUSINESS

- ✓ Annual revenue from hire and sales of $130M delivering 26% EBITDA: Revenue Margin

- ✓ Over 230 employees

- ✓ 24 Customer Service Centres in Australia and New Zealand – a branch near you.

- ✓ 7 Container modification locations within the Customer Service Centres

- ✓ 2 fit out facilities, one in Shanghai for bulk manufacturing runs, one in Brisbane for bespoke projects.

- ✓ 21,000 customers, 35,700 hire containers; sales inventory or new hire containers awaiting first delivery of 5,600 units

- ✓ A data base of 180,000 who know about containers being a solution.

- ✓ A team that constantly creates amazing solutions with our customers using the principles of the container design – strength, portability, security, stackability, speed of deployment, low maintenance, long life.

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OUR MARKET AT A GLANCE

Portable storage



- Portable containers for on-site storage of goods
- Lease fleet believed to be the largest in the industry with ~23,300 containers as at 31 March 2012 and annual sales of in excess of 15,000 containers
- Key end markets include:
- Construction
- Retail
- General public

YTD2012A Revenue: $76.8m
YTD 2011A Revenue: $70.7m

Portable buildings



- Purpose built buildings and structures based on shipping container design
- Lease fleet believed to be the largest in the industry with ~3,000 container-based portable buildings as at 31 March 2012
- Key end markets include:
- Construction
- Resources
- Government

YTD2012A Revenue: $13.7m
YTD 2011A Revenue: $15.1m

Freight



- Containers for use in freight and logistics
- believed to be one of the largest unaligned lease fleets in the industry with ~9,000 freight containers as at 31 March 2012
- Key end markets include:
- Freight and logistics
- Removals

YTD2012A Revenue: $10.2m
YTD 2011A Revenue: $7.9m

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STRONG FINANCIAL PROFILE WITH LEADING RETURNS UNDERPINNED BY LONG ASSET LIVES

Strong growth outlook supported by solid track record



- Lease fleet (units)
- Lease revenue
- EBITDA

Long asset lives drive strong returns



Additional life due to redeployment from freight into portable storage

■ Asset life with Royal Wolf (years)

Large proportion of fleet is relatively young

■ % of fleet built since January 2006

2012 ROIC: 14.5%

Note: ROIC calculated as 2012E EBITA / (2012E Net debt + 2012E Book equity)

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FUTURE GROWTH STRATEGY

✓ **Product Expansion** – 44 products in 2005, 94 products in 2011, now regenerated R&D functions that were put on lower profile through the Global Financial Crisis.

✓ **Organic Growth** – use the improved balance sheet capacity to expand the offering within target utilisation and rates of return, and expand contact methods with the customer data base.

✓ **Network Expansion** – 23 Customer Service Centres at IPO, a new facility opened in Palmerston North, more new locations in plan.

✓ **Sector focus** – Target growth in areas and industries with strong demand profiles – for example portable buildings and freight sectors.

✓ **Market Penetration** – add product suite to existing customers e.g. resources or infrastructure companies can use camps, explosive storage containers, liquid storage containers, general and temperature controlled storage containers and, for logistics requirements, freight containers

✓ **Acquisitions** – pipeline in place.

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YTD MARCH 31 2012 CONSOLIDATED PROFIT & LOSS

(A$ in millions, FYE 30 June)

Pro forma	YTD11A	YTD12A	Prospectus FY12E
Revenue from sales	54.7	55.9	76.3
Growth %	n.a.	2.2%	1.0%
Revenue from leasing	39.1	44.7	59.7
Growth %	n.a.	14.2%	14.8%
Total revenue	93.8	100.6	136.0
Growth %	n.a.	7.2%	6.6%
Trading EBITDA	21.7	27.1	35.2
Margin %	23.1%	26.9%	25.9%
Depreciation	6.7	6.5	8.2
EBITA	14.6	20.4	26.9
Margin %	15.6%	20.3%	19.8%
NPAT		9.0	12.0
NPATA		12.0	16.0

Key drivers

Revenue

- Increasing revenue from sales associated with resources end market exposure
- Leasing revenue growth of 14.26% YOY as a result of an increase in leasing volume, continued penetration of the Australian and New Zealand markets, entirely organic growth
- Five container-based mining camps on lease in the resources support or infrastructure development sectors at 31 March 2012

EBITDA

- EBITDA margins have increased, primarily driven by the increased leasing revenues and their greater contribution to EBITDA
- EBITDA 23.1% ahead of FY 11 YTD

Note: Unaudited YTD March 31 financials.

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ROYAL WOLF

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ROYAL WOLF

SUMMARY – CREDENTIALS FOR SUCCESS

Positive performance and an ability to execute the agenda to increase shareholder value:

✓ strong growth in products availability, range, scale

✓ depth of management and a team that shares the vision of our Brand

✓ excellent organic growth in the leasing revenue stream

✓ leverage of scale to meet the opportunities of growth

✓ capacity to take in acquisitions regionally and not distract the business

✓ well connected to mining resource sector and infrastructure development

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 # ROYAL WOLF

ATTACHMENTS











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ROYAL WOLF

HISTORICAL FINANCIAL & OPERATIONAL DATA

Profit & Loss	1Q/11A	2Q/11A	3Q/11A	1Q/12A	2Q/12A	3Q/12A	YTD/11A	YTD/12A
Sales revenue	19.7	16.8	18.1	20.6	18.2	17.1	54.7	55.9
Lease revenue	11.8	13.7	13.7	13.5	15.0	16.2	39.1	44.7
Total revenue	**31.5**	**30.5**	**31.8**	**34.1**	**33.2**	**33.3**	**93.8**	**100.6**
EBITDA	**5.8**	**8.3**	**7.1**	**9.3**	**7.4**	**10.2**	**21.3**	**26.9**
Trading EBITDA (excluding unrealised and derivate FX)	**6.5**	**7.6**	**7.6**	**8.4**	**9.0**	**9.7**	**21.7**	**27.1**
Depreciation	2.3	2.3	2.1	2.0	2.2	2.3	6.7	6.5
EBITA	**3.5**	**6.1**	**5.0**	**7.4**	**5.2**	**7.9**	**14.6**	**20.4**
Amortisation	1.3	1.2	1.1	1.0	1.0	1.0	3.7	3.0
EBIT	2.2	4.8	3.9	6.4	4.2	6.9	10.9	17.4
Interest				1.9	1.5	1.2		4.6
Tax				1.4	0.8	1.7		3.9
NPAT				3.1	1.9	4.0		9.0
NPATA				**4.1**	**2.9**	**5.0**		**12.0**

Balance Sheet	1Q/11A	2Q/11A	3Q/11A	1Q/12A	2Q/12A	3Q/12A	YTD/11A	YTD/12A
Cash & equivalents				0.5	0.7	0.6		0.6
Inventories				20.9	28.9	27.4		27.4
Receivables				21.5	21.5	25.3		25.3
Current assets				**43.0**	**51.1**	**53.3**		**53.3**
Property plant & equip.				8.1	7.8	7.7		7.7
Container hire fleet				114.4	121.8	136.9		136.9
Intangibles				63.6	62.6	61.7		61.7
Other non-current assets				0.7	0.8	0.2		0.2
Non-current assets				**186.8**	**192.9**	**206.5**		**206.5**
Total assets				**229.7**	**244.1**	**259.8**		**259.8**
Payables				34.3	36.7	36.0		36.0
Interest bearing debt				63.6	73.8	89.5		89.5
Total liabilities				**97.9**	**110.5**	**125.5**		**125.5**
Net assets				**131.8**	**133.6**	**134.2**		**134.2**

Cash Flow	1Q/11A	2Q/11A	3Q/11A	1Q/12A	2Q/12A	3Q/12A	YTD/11A	YTD/12A
EBITDA	5.8	8.3	7.1	9.3	7.4	10.2	21.3	26.9
Change in net working capital	1.1	(5.2)	6.1	(3.4)	(7.9)	(6.4)	1.9	(17.6)
Other non-cash items	0.1	0.1	0.1	(0.7)	2.3	0.1	0.3	1.7
Capital expenditure	(2.7)	(4.7)	(5.7)	(6.8)	(9.9)	(16.7)	(13.1)	(33.3)
Operating cash flow	**4.2**	**(1.5)**	**7.6**	**(1.5)**	**(8.0)**	**(12.9)**	**10.4**	**(22.4)**
Net interest received / (paid)				(1.4)	(1.4)	(1.4)		(4.2)
Proceeds from sale of PPE				0.2	0.0	0.0		0.2
Deferred consideration for trademark acquisition				(0.5)	(0.5)	(0.5)		(1.4)
Income tax paid				(0.2)	(0.2)	(0.1)		(0.5)
Free cash flow				**(3.4)**	**(10.0)**	**(14.7)**		**(28.2)**
Net proceeds from / (repayment) of borrowings				3.4	10.2	15.5		29.1
Net cash flow before dividends				**(0.0)**	**0.2**	**0.7**		**0.9**
Dividends paid				-	-	-		-
Net cash flow				**(0.0)**	**0.2**	**0.7**		**0.9**
Selected cash flow items								
Capital expenditure on PPE / Int	0.4	0.5	0.4	0.7	0.2	0.5	1.4	1.4
Fleet capital expenditure	2.3	4.2	5.3	6.1	9.6	16.2	11.8	31.9
Acquisition capital expenditure	-	-	-	-	-	-	-	-
Total capital expenditure	**2.7**	**4.7**	**5.7**	**6.8**	**9.9**	**16.7**	**13.1**	**33.3**
Ratios								
EBITDA margin	18.5%	27.4%	22.5%	27.4%	22.4%	30.5%	22.7%	26.8%
EBITA margin	11.2%	19.9%	15.8%	21.6%	15.7%	23.7%	15.6%	20.3%
Net debt / EBITDA				3.4x	4.9x	4.4x		4.4x
Gearing (Net debt/Net debt + Equity)				32.4%	35.4%	39.9%		39.9%
EBITA / Net interest				3.8x	3.4x	6.8x		4.4x
EPS				3.1	1.9	4.0		8.9
DPS								3.5
Segment Information								
Fleet size								
Portable Storage	18,886	19,279	20,301	20,817	21,698	23,299	20,301	23,299
Portable Buildings	1,941	2,007	2,076	2,277	2,689	3,039	2,076	3,039
Freight	6,610	7,687	7,300	7,921	9,068	9,002	7,300	9,002
Total fleet	27,437	28,973	29,677	31,015	33,455	35,340	29,677	35,340
Operating Statistics								
Units on lease (at period end)	22,749	25,910	24,835	26,532	29,573	28,944	24,835	28,944
Utilisation %	82.9%	89.4%	83.7%	85.5%	88.4%	81.9%	83.7%	81.9%
Average units on lease	22,170	24,606	25,616	25,805	28,226	29,402	24,131	27,811
Lease revenue as % of total revenue	37.3%	44.8%	43.1%	39.6%	45.2%	48.7%	41.7%	44.4%
Sales revenue as % of total revenue	62.7%	55.2%	56.9%	60.4%	54.8%	51.3%	58.3%	55.6%
Average utilisation	81.8%	86.8%	86.5%	84.6%	86.8%	84.7%	85.0%	85.4%

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ROYAL WOLF

LEASE REVEUE PER EMPLOYEE

Trailing 12 month Lease Revenue ($k) per Employee

As at 31/03/12

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REVENUE (YTD) BY CUSTOMER SEGMENT

(AU $m)	2012	2011	Var
Sector			
Freight	10.2	7.9	2.2
Portable Storage	76.8	70.7	6.0
Portable Buildings	13.7	15.1	(1.5)
Total revenue	**100.6**	**93.8**	**6.8**
Industry			
Road & Rail	12.4	12.3	0.0
Removals & Storage	6.3	4.9	1.4
Building & Construction	18.8	15.6	3.2
General Public	17.7	18.4	(0.7)
Retail	8.7	8.3	0.4
Manufacturing	9.6	7.4	2.2
Resources	12.3	12.6	(0.4)
Other	33.5	31.4	2.1
Total revenue	**100.6**	**93.8**	**6.8**

Portable Buildings and Resources includes a one-off $4m sale in March 2011

FY 2012



FY 2011



FY 2012



FY 2011



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DISCLAIMER

Reliance on third party information

The information and views expressed in this presentation were prepared by Royal Wolf Holdings Ltd (the **Company**) and may contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. No responsibility or liability is accepted by the Company, its officers, employees, agents or contractors for any errors, misstatements in or omissions from this presentation.

Presentation is a summary only

This presentation is information in a summary form only and does not purport to be complete. Any information or opinions expressed in this presentation are subject to change without notice and the Company is not under any obligation to update or keep current the information contained within this presentation.

Not investment advice

This presentation is not intended and should not be considered to be the giving of investment advice by the Company or any of its shareholders, directors, officers, agents, employees or advisers. The information provided in this presentation has been prepared without taking into accounts the recipient's investment objectives, financial circumstances or particular needs. Each party to whom this presentation is made available must make its own independent assessment of the Company after making such investigations and taking such advice as may be deemed necessary.

No offer of securities

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell Company securities in any jurisdiction.

Forward looking statements

This presentation may include forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, these statements are not guarantees or predictions of future performance, and involve both known and unknown risks, uncertainties and other factors, many of which are beyond the Company's control. Those assumptions may or may not prove to be correct. No representation is made as to the accuracy of the forward-looking statements. Each party to whom this presentation is made available should make its own enquiries and investigations regarding the assumptions, uncertainties and risks which may affect the future operations of the Company and their impact that different future outcomes may have on the Company and should not rely on the forward-looking statements.

No liability

To the maximum extent permitted by law, neither the Company nor its related bodies corporate, directors, employees or agents, nor any other person, accepts any liability, including without limitation any liability arising from fault or negligence, for any direct, indirect or consequential loss arising from the use of this presentation or its contents or otherwise arising in connection with it.

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